EXHIBIT E-3

EMPLOYMENT AGREEMENT DATED JANUARY 13, 1998

AGREEMENT
January 13, 1998

     The parties to this agreement are Natural Neuro Nutrition, Inc., a Texas corporation headquartered in Houston, Texas (here-in-after "3N1") and Mrs. Allene Snow of La Porte, Texas, doing business as Neuro Health Products", a sole proprietorship headquartered in Houston, Texas ("NHP") As they desire to merge their companies, they have agreed to the following terms:
  1. The surviving company charter and name will be Natural Neuro Nutrition, Inc.
  2.  The current 3N1 board of directors and officers will remain in office until the next 3N1 shareholder's meeting. These Directors, and the officer positions they hold are:
Name	Director	Officer
Albert H. Bieser	Chairman	CEO, President, and Treasurer
Lary A. Dorrington	Member	Vice President Marketing, Secretary
William R. Barrow	Member
Barbara S. Bieser		Controller, Asst. Secy.

  3.  Allene Snow of La Porte, Texas, the current proprietor of NHP, will be appointed by the current 3NI board to be a member of the 3NI board and Vice President of Multi-level Operations.
  4.  A. Snow, A. Bieser, L. Dorrington, and B. Bieser will receive remuneration based upon percentages of the net after all other outlays of cash by 3N1 (the "NET'). The NET cash flow, available for such remuneration, will be determined by 3N1's operations meeting a budget approved by the 3N1 Board of Directors. The Budget will cover the expected cash flow for three months forward and it will be reviewed each month by the Board during a regularly scheduled meeting. Monies, which are not required by the projected budget, will be disbursed to the officers on the following basis: Each month, A. Snow will receive the first available $1,800.00, of the NET. Any month when the NET exceeds $1,800, the excess will be used to pay A. Bieser up to $900. When this NET exceeds $2,700, the excess will be used to pay L. Dorrington and B. Bieser equally until they have each received $150. When the NET for any month exceeds $3,000, A. Snow will receive 60% of the available sum, A. Bieser will receive 30%, L. Dorrington will receive 5%, and B. Bieser will receive 5%. This method of determining remuneration will continue until A. Snow reaches $3,000 per month. At that time her increase will stop. When A. Bieser reaches $3,000 per month, his increase will stop. When B. Bieser, or her anticipated replacement, reaches $2500 per month her increase will stop. As soon as the NET is large enough for L. Dorrington to receive $3,500 per month, it is anticipated that he will resign from his current position and join 3Nl, or its successor, on a full time basis. Remuneration beyond this point will increase with A Bieser receiving 35% of the Net's increase, A. Snow 30%, B. Bieser 15%, and L. l)Dorrington 20% until A. Bieser reaches $65,000 per year, (A. Snow, $60,000; B. Bieser $40,000 and L. Dorrington $55,000). Remuneration above this point will be determined by the Board of Directors.
  5. 22,500 (Twenty-two thousand five hundred) 3NI shares will be issued to A. Snow as consideration for 3M's receipt, from her, of the physical and contractual assets of NHP, the NHP customer list, the right to use this list. and the good will associated with these customers and the other NHP product/s and/or activities.
  6. Termination of remuneration.
       a.  A. Snow and 3N1 may terminate the above remuneration agreements at any time, by mutual agreement.
      b.  A. Snow may terminate her service to 3N1 (and remuneration from 3N1) on 30 day's written notice. In such event, she agrees:
           1)  That she will not engage in the marketing of nor in any manner assist in the marketing of product/s that are competitive with the then products of 3NI or products 3N1 is then considering the marketing of at a future date. This restriction shall apply for one year from the date of her resignation.
          2)  She also agrees not to reveal trade secrets nor customer or dealer lists of 3NI to any party or parties unless she has been authorized, in writing by 3NI, to do so. This restriction shall apply for one year from the date of her resignation.
      c.  3NI may terminate for cause ("CAUSE") A. Snow's service to 3NI (and the remuneration for it, described above) on 30 day's written notice.

The recommendation to the Board of Directors and its decision to terminate for CAUSE shall not be based on an employee's exercise of Constitutional rights or based on employee's race, color, religion, sex, national origin, disability, or age. Reasons for proposed termination for CAUSE shall be:

1.  Deficiencies pointed out in observation reports, appraisals or evaluations, supplemental memoranda, or other communications.
2.  Failure to fulfill duties or responsibilities.
3.  Incompetence or inefficiency in the performance of required or assigned duties.
4.  Insubordination or failure to comply with official directives.
5.  Failure to comply with Board policies or administrative regulations.
6. Reduction of personnel because of decline in revenues, or in funding, or because of financial exigency or a change in programs.
7.  Drunkenness or excessive use of alcoholic beverages; illegal use of drugs, hallucinogens, or other substances regulated by the Texas Controlled Substances Act.
8. The possession, use, or being under the influence of alcohol, alcoholic beverages, or drugs and narcotics as defined by the Texas Controlled Substances Act, while on 3M property, or working in the scope of the employee's duties, or attending any 3Nl sponsored activities.

9.  Conviction of a felony or any crime involving moral turpitude.
10.  Disability, not otherwise protected by law, that impairs performance of required duties.
11.  Immorality, which is conducted the Board determines is not in conformity with the accepted moral standards of the local business community.
12.  Failure to maintain an effective working relationship, or maintain good rapport with colleagues.
13. Assault on an employee.
14.  Falsification of records or other documents related to 3NI
15. Misrepresentation of facts to the Board or 3NI officials in the conduct of normal business.

"Cause" shall include, but not be limited to, violation of any laws or regulations that might reflect on 3M or injure it in any way; making of statement/s or claim/s which might reflect badly on 3N1, its management, employees, and/or its shareholders or, in 3N1's sole opinion, injure 3N1 in any way. If in 3N1's sole opinion it is possible for A. Snow to effect a remedy, 3M will give her a reasonable time to do so before terminating the service portion this agreement.

7.  In the event of any dispute, the laws of the State of Texas will apply.
8.  In the event of a dispute between the parties to this agreement the dispute will be settled by arbitration. The Arbiter will be chosen by 3M but must be from the American Arbitration Association and be acceptable to A. Snow or her assigns.
9.  The addresses for official notification of either party are given below. These may be changed at any time by either party giving 15 days written notice to the other that it wishes to change its notification address:
[This document was "Signed and agreed to on January 14, 1998 by Allene Snow for herself and NHP and by Albert H. Bieser, Wm. Barrow, and Lary Dorrington for 3NI]

MINUTES OF THE SPECIAL MEETING
OF THE BOARD OF DIRECTORS OF
NEUROGENESIS, Inc.
February 11, 1998

     The directors of NeuroGenesis, Inc. (the "Corporation") met by telephone. In attendance were Mrs. Karen Coady, Mr. David Bishop, and Mr. Albert Bieser. Board Chairman, Albert H. Bieser, called the meeting to order at 7:00 P.M. (CST) after declaring that all of the Corporation's directors were present.

     Upon a motion duly made, seconded, and unanimously carried, the minutes of the previous meeting were accepted.

     Upon a motion by Karen Coady and seconded by David Bishop and following careful consideration the following resolution was passed. (Bieser abstained as he owns some of the shares of Natural Neuro Nutrition, Inc.):
     RESOLVED: That this Corporation accept the offer to purchase 100% of the shares of Natural Neuro Nutrition, Inc. a Houston, Texas Corporation, and ownership of Neuro Health Products of Seabrook, Texas, a privately held company. in exchange for 500,000 Common Shares of NeuroGenesis, Inc. All of the assets, liabilities, good will and customer base of both of the acquired companies will become those of NeuroGenesis on completion of 80% or more of the stock exchange in accordance with the distribution list attached as Exhibit A.

     Upon a motion by David Bishop and seconded by Karen Coady, the following resolution was passed unanimously.:

     RESOLVED: That Allene Snow of lappet, Texas and Lary Dorrington of Houston, Texas, be, and here-by are, elected to this Board of Directors.

     Mr. Bishop moved the meeting be temporarily adjourned until the next day. The motion passed unanimously.

     The meeting was reconvened at 3:00P.M., Thursday, February 12, 1998.

     Upon a motion by David Bishop and seconded by Karen Coady, the following resolution was passed unanimously:

     RESOLVED: That Bill Barrow of Seabrook, Texas and Dr. Terry Neher of Seattle, Washington, be, and here-by are, elected to this Board of Directors and that Lary Dorrington be, and here-by is elected as Secretary of the Corporation, replacing Karen Coady, following this meeting.

     Karen Coady moved the meeting be adjourned. The motion passed unanimously.

     [Signed by Karen Coady, Corporate Secretary]

	Exhibit A
Shares	3N1 Shares	Multiplier	NGI
Bieser	42,500.00	4.535147392	192,743.76
Dorrington	22,500.00	4.535147392	102,040.80
Ferrell	7,500.00	4.535147392	34,013.61
Barrow	4,500.00	4.535147392	20,408.16
J. Jaffas	750.00	4.535147392	3,401.36
Neher	10,000.00	4.535147392	45,351.36
Snow	NHP		102,040.82
	Totals 100% of 3N1 & NHP		500,000.00

BILL OF SALE

     FOR VALUE RECEIVED, the undersigned Allene Snow of Laporte, Texas (Seller) hereby sells and transfers unto NeuroGenisis, Inc. of Houston, Texas (Buyer), and its successors and assigns forever, the following described goods and chattels: All assets, liabilities, customer base, and good will of Neuro Health Products as listed on attachment "A".

     Seller warrants and represents that it has good title to said property, full authority to sell and transfer same and that said goods and chattels are being sold free and clear of all liens, encumbrances, and adverse claims, of every nature and description. Other than those shown on attachment "A".

     Seller further warrants that it shall fully defend, protect, indemnify and save harmless the Buyer and its lawful successors and assigns from any and all adverse claim that may be made by any party against said goods.

     It is provided, however, that Seller disclaims any implied warranty of condition, merchantability or fitness for a particular purpose. Said goods being sold in their present condition "as is" and "where is."

     Signed this 23rd day of February, 1998. In the presence of:

     [Witness: Elizabeth Wright            Seller: Allene Snow]

AGREEMENT
March 12, 1998

Albert H. Bieser, Barbara S. Bieser, Lary A. Dorrington, and Allene Snow will receive remuneration from NeuroGenesis, Inc. based upon percentages of the net after all other outlays of cash (the "NET') by NeuroGenesis, Inc. (NGI) . The NET cash flow, available for such remuneration, will be determined by NGI's operations meeting a budget approved by the NGI Board of Directors. The Budget will cover the expected cash flow for three months forward and it will be reviewed each month by the Board during a regularly scheduled meeting. Monies, which are not required by the projected budget, will be disbursed to the officers on the following basis:

     Each month, A. Snow will receive the first available $1,800.00, of the NET. Any month when the NET exceeds

$1,800, the excess will be used to pay A. Bieser up to $900. When this NET exceeds $2,700, the excess will be used to pay L. Dorrington and B. Bieser equally until they have each received $150. When the NET for any month exceeds

$3,000, A. Snow will receive 60% of the available sum, A. Bieser will receive 30%, L. Dorrington will receive 5%, and B.

Bieser will receive 5%. This method of determining remuneration will continue until A. Snow reaches $3,000 per month.

At that time her increase will stop. When A. Bieser reaches $3,000 per month, his increase will stop. When B. Bieser, or her anticipated replacement, reaches $2500 per month her increase will stop. As soon as the NET is large enough for L.

Dorrington to receive $3,500 per month, it is anticipated that he will resign from his current position and join NGI, or its successor, on a full time basis. Remuneration beyond this point will increase with A Bieser receiving 35% of the Net's increase, A. Snow 30%, B. Bieser 15%, and L. Dorrington 20% until A. Bieser reaches $65,000 per year, (A. Snow,

$60,000; B. Bieser $40,000 and L. Dorrington $55,000.) Remuneration above this point will be determined by the Board of Directors.
     Agreed To March 12, 1998
     [Albert H. Bieser]
     NeuroGenesis, Inc. by Lary A. Dorrington, Secy]

MINUTES OF THE SPECIAL MEETING
OF THE BOARD OF DIRECTORS OF
NEUROGENESIS, INC.
March, 2, 2000

     The directors of Neuro Genmesis, Inc. (the "Corporation") met in the corporate offices at 2045 Space Park Drive, Houston, TX, on this date. In attendance were Directors Bieser, Snow, and Dorrington. In attendance from time to time by telephone from Kent Washington was Director Neher. Director Barrow earlier agreed to waive notice of the meeting. But was unable to attend. Board Chairman, Albert H. Bieser, called the meeting to order after declaring a quorum to be present.

     Following appropriate discussion and upon a motion duly m,ade and seconded, the following resolution was adopted:

     RESOLVED: That instead of monthly Board of Directors meetings, the Executive Board would meet at the Company offices on the first Wednesday of each month at 4:30 pm. The Executive Board consists of Bieser, Dorrington, and Snow. If the agenda contains matters requiring the consideration of the entire Board of Directors, the entire Board will meet at the time rather than just the Executive Board.

     Following appropriate discussion and upon a motion duly made and seconded, the following resolution was adopted:

     RESOLVED: The Agreement among the officers (copy attached), dated January 13, 1998, and memorialized in the Corporations records as of March 12, 1998, is hereby modified as follows, effective March 1, 2000: Mrs. Allene Snow will receive the first available "Net" of $3,000.00 per month instead of $1800.00. She may hire additional contract labor to assist her in product fulfillment. The total cost of employment of this labor may not exceed $500.00 per month. Any person hired for this work must be informed that this is the maximum they can be paid. It is expected that as sales volume grows, the Board will be able to raise the $500.00 limit on contract labor.

[Signed for NeuroGenesis, Inc. by Lary Dorrington, Secy.]

Agreed:

[Allene Snow, Executive Board Member
Lary A. Dorrington, Executive Board Member
Albert H. Bieser, Executive Board Member]